Exhibit 21.1

Subsidiaries of Titan Holdings Corp. following the Closing of the Business Combination

Name of Subsidiary	Jurisdiction of Formation
Key Mining Corp.	Delaware
Key Metals Corporation Chile SpA	Chile
Gold Express Mines SpA	Chile
Compass Digital Acquisition Corp	Cayman Islands